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                              [TRACINDA CORPORATION
                                   LETTERHEAD]




November 14, 1994

Mr. Robert J. Eaton
Chairman of the Board and
  Chief Executive Officer
Chrysler Corporation
12000 Chrysler Drive
Highland Park, MI  48288-1919

Dear Bob:

          I have enclosed the letter which I am sending today to the Board of Directors of Chrysler Corporation. That letter reflects my commitment to the company as a long-term investor, my confidence in the company's future and, in that connection, my desire to make an additional investment in the company.

          You know the very high regard I have for management's abilities, which are evidenced by the company's excellent operating performance in recent years. You also know, however, that I believe that the company's stock price performance has been very disappointing, and that it is essential that the company take positive steps to enhance shareholder value. Unfortunately, the company's failure to be responsive to the interests of all shareholders compels me to write the enclosed letter.

          As always, I would be pleased to discuss my ideas with you.

                                             Sincerely,


                                             Kirk Kerkorian